WILLIAM J. EVERS
                                                      VICE PRESIDENT AND COUNSEL
                                                              212-314-5027 (TEL)
                                                              212-314-3953 (FAX)


                                October 7, 2010

Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:      AXA Equitable Life Insurance Company:
         Separate Account No. 49 of AXA Equitable Life Insurance Co. Retirement Cornerstone(SM) - Series ADV
         Post-effective Amendment No. 3 filed on Form N-4
         File Nos. 811-07659 and 333-160951

Ladies and Gentlemen:

       On behalf of the AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we submit this letter in response to the staff's request that we propose alternative labels to be used in the prospectus to identify one of the two account values and its corresponding variable investment options (hereinafter, collectively, referred to as "Performance account") under the new version of the Retirement Cornerstone(SM) variable annuity contract (the "Contract").

       As background, on July 26, 2010, the Company filed an amendment to the above-referenced registration statement under Rule 485(a) (the "Amendment"). On September 23, 2010, the Company voluntarily filed an amendment under Rule 485(b)(1)(iii) in order to facilitate the staff's ability to provide comments on the Amendment. On September 24, 2010, the staff provided to the Company an 11-page letter setting forth specific comments on the Amendment. On October 5, 2010, the Company filed a 30-page response letter, via correspondence, and a set of revised pages for the prospectus.

       In addition, on September 24, 2010, the staff orally informed the Company that the staff may object to the use of the label "Protection account," which is solely available in connection with the Contract's Guaranteed benefits. The staff later confirmed that it did, in fact, object to the use of the label "Protection account." After several phone calls with the staff, although we continue to believe strongly that the term "Protection account" in the prospectus is appropriate, we have mutually agreed to change the term to "Protection benefit account."

       During our discussions with the staff since September 24, 2010, the staff raised an additional objection with respect to the label "Performance" when used

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in connection with the portion of the contract and the variable investment options that do not fund the Guaranteed benefits (hereinafter, collectively referred to as the "Performance account"). The Company has suggested a variety of alternative names for the Performance account, this, despite our continued belief that the term Performance account is appropriate. To date, the staff has rejected every suggestion and has not stated or provided any guidance as to what label it would find acceptable.

       In an effort to resolve the staff's objection before the Amendment becomes automatically effective, the staff suggested that the Company submit a letter listing our preferred labels (in order of preference), the reasons the Company believes the labels to be appropriate, and the reasons the Company believes the staff should not object. The staff stated that it would not simply pick a single label that it prefers, but instead would identify the label highest on the list that the staff would find acceptable.

SUGGESTED LABELS. Set forth below is the list of labels we propose best reflects the portion of the contract that does not fund the Guaranteed benefits. As requested, we list them in order of the Company's preference.

       (1) Performance account
       (2) Investment performance account
       (3) Investment account
       (4) Variable performance account
       (5) Market performance account
       (6) Asset management account
       (7) Accumulation account
       (8) Growth opportunities account
       (9) Opportunities account

REASONS THE NAMES ARE IMPORTANT TO UNDERSTANDING THE CONTRACT

       The reasons the Company believes strongly in the term "Performance account" are discussed below. These same reasons apply to each of the suggested labels, but we have listed them above in the order in which the Company believes they best communicate to investors the objectives of the two distinct portions of the contract.

       o The Contract, unlike most variable annuities in the marketplace today, allows an investor to allocate between 0 and 100% of the total account value to the Protection benefit account. In essence, the Contract has two parts: (i) an account that provides access to a wide array of investment options in multiple asset classes and sectors; and (ii) an account that funds a guaranteed income benefit and three guaranteed minimum death benefits, but is subject to investment restrictions. AXA Equitable created the Contract to provide investors with the option to purchase a single contract that satisfies two fundamental retirement saving approaches at the same time: (i) the ability to potentially accumulate assets, pursuant to the investor's risk profile, through an expansive investment platform, and (ii) the ability to lock in guaranteed income and death benefit protection. The Contract also affords the investor the

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            unique ability to transfer accumulated assets in the Performance account to the Protection benefit account, thus allowing for continued growth of the Guaranteed benefits.

       o Throughout the Prospectus, the labels also serve as a clear delineation between the portions of the account value that is subject to the charge(s) associated with the Guaranteed benefits.

       o The labels used in the revised version of the Contract were developed in response to recommendations from the Company's distribution partners that it use plain English labels to emphasize the Contract's two distinct account values and their corresponding variable investment options. Our labels were chosen based on input from our distribution partners, as well as input from and a well-recognized consulting firm that specializes in language strategy research. The consulting firm uses its research to identify messages and marketing terms that are most clear and credible to investors. These inputs helped us to determined that the use of two primary simple terms would best convey the two portions of the Contract - "Performance" and "Protection." These are of course only labels, and they are associated with detailed Prospectus disclosure about the two portions of the Contract and each investment option.

REASONS THE STAFF SHOULD NOT OBJECT

       The staff's objection initially seemed to be based on the idea that the use of the term "performance" connoted "positive performance;" we now understand the current objection to be based on a concern that the label "Performance account" suggests that the Protection benefit account does not offer the opportunity to experience performance.

       We strongly disagree with the staff's suggestion that the term "Performance Account" is misleading or otherwise inappropriate for the following reasons:

       o The Company developed the "Performance" and "Protection" labels in an effort to respond to feedback that the labels should be more plain English than the labels used with the initial version of the Contract. For example, in connection with the use of the terms "Protection" and "Performance" in our marketing materials, we have received numerous comments, including the following: "Thank you for finally using terms that my client will understand. The one thing I don't like about annuities is that my clients don't understand the terms and become confused. With the two accounts, my clients easily understand the difference of the investment goal for each account."

       o When the Prospectus discusses options available with the Guaranteed benefits, it will use the term "Protection benefit account variable investment options." The use of that term specifically notes that the options are "variable." The Company does not believe that investors will be misled into thinking that those options are not variable investment options simply because we refer to the options available with the other portions of the Contract as "Performance account variable investment options."

       o The portion of the Contract that does not fund the Guaranteed benefits provides a significantly greater variety of investment options, and thus possible performance results, than the portion

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              of the Contract that funds the Guaranteed benefits. For account value that is not associated with the Guaranteed benefits, the investor may choose to allocate 0% to 100% to one or more of a variety of 113 variable investment options that include a wide variety of equity and fixed income asset classes. In contrast, to provide effective pricing on the Guaranteed benefits, we have limited the number of available variable investment options through the Protection benefit account to 11, and further restricted the investor to certain allocation limits. These limits include a restriction that limits the equity allocation to no more than 60%. These limits on both option selection and percentage allocation stand in stark contrast to the wide selection of performance outcomes available for the portion of the contract that is not associated with the Guaranteed benefits. We believe that having significant choice is best described by the label "Performance account."

       o The Company strongly believes that staff's objection to Performance account is effectively substituting its judgment for the business judgment of the Company with respect to the Company's thoughtful determinations in how to more plainly label the two account values of the Contract and their associated variable investment options.

       o The Company also notes that the staff requests - and the Company agrees to provide - Tandy representations, noting that the Company remains responsible for the disclosure in its prospectuses. In effect, the staff's objection shows no deference to the Company and its view of appropriate communications with investors.

THE PROCESS

       The Company is troubled by the process by which the staff has provided these objections and addressed the Company's responses. To date, there has never been a statement as to the legal basis for the staff's concerns or citation to any precedent. This has left the Company grasping for possible solutions while it tries to meet the launch date that it reasonably planned in light of Rule 485(a).

       Lastly, regardless of the outcome to this particular filing, the Company reserves the right to continue to object to the staff's position and pursue at a later date further discussions with the staff regarding appropriate names and disclosure.

                                   * * * * *

       We look forward to the staff's response. We note that the launch of the revised version of the Contract hinges on the prompt resolution of this matter. Please feel free to contact either me or Dodie Kent if you have any questions.


                                                   Very truly yours,

                                                   /s/ William J. Evers
                                                   --------------------
                                                   William J. Evers


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